June 22, 2015

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549
Attention: Susan Block

Re:  Gener8 Maritime, Inc. Registration Statement on Form S-1 File No. 333-204402 Request for Acceleration of Effective Date

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between June 15, 2015 and the date hereof the number of Preliminary Prospectuses dated June 15, 2015, which were furnished to 10 prospective underwriters and distributed to underwriters, institutional investors, individuals, dealers, brokers and others was approximately 1,924.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00 p.m., Eastern time, on Wednesday, June 24, 2015 or as soon thereafter as practicable.

[Signature Pages Follow]

Very truly yours,

As Representatives of the several Underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Jenny Zou
Name: Jenny Zou
Title: Vice President

UBS SECURITIES LLC

By:	/s/ Michael Garcia
Name: Michael Garcia
Title: Executive Director

By:	/s/ Saqib Rabbani
Name: Saqib Rabbani
Title: Associate Director

JEFFERIES LLC

By:	/s/ Michael A. Bauer
Name: Michael A. Bauer
Title: Managing Director

EVERCORE GROUP L.L.C.

By:	/s/ Mark Whatley
Name: Mark Whatley
Title: Senior Managing Director